July 15, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attention: Ruari Regan

Re:	Harbor Custom Development, Inc.
Registration Statement on Form S-1, as amended
File No. 333-237507
Withdrawal of Acceleration Request

Dear Mr. Regan:

Harbor Custom Development, Inc. (the “Company”) hereby withdraws its request to accelerate the effectiveness of the above-referenced Registration Statement submitted by letter dated July 10, 2020. The Company will file a separate request for the acceleration of the effectiveness of the Registration Statement at a future date and time.

Please call Lynne Bolduc, Esq. of FitzGerald Yap Kreditor, LLP, counsel to the Company, at (949) 788-8900 with any comments or questions regarding this matter.

Sincerely,

/s/ Sterling Griffin
Harbor Custom Development, Inc.
Sterling Griffin
Chief Executive Officer

cc:	Lynne Bolduc, Esq.
FitzGerald Yap Kreditor, LLP